Exhibit 20

News Release

Date: January 31, 2003	Phone Number: 805/473-6803
Contact: James G. Stathos	NASDAQ Symbol: “MDST”
Title: Chief Financial Officer	Website: www.midstatebank.com

MID-STATE OPERATING RESULTS INCREASE 5%

FOR FOURTH QUARTER AND 9% FOR THE FULL YEAR

Arroyo Grande, California - Mid-State Bancshares (the Company), the holding company for Mid-State Bank & Trust (the Bank), reported net income of $8.7 million for the three months ended December 31, 2002, a 2.7% increase over the comparable 2001 period’s earnings of $8.5 million.  For the full year 2002, net income was $29.9 million, up 8.9% from the $27.4 million generated in 2001.  Diluted earnings per share were $0.35 in the fourth quarter of 2002 and $1.20 for the full year, up from $0.34 and $1.18, respectively, reported in the comparable 2001 periods.

Results in these periods included certain non-recurring items.  Operating results, which adjust net income for these non-recurring items, in the fourth quarter of 2002 were $8.2 million, up 5.0% from the $7.8 million results for the three months ended December 31, 2001.  Similarly, operating results were $29.3 million in 2002, up 9.0% from the $26.9 million comparable 2001 figure.  In 2002, non recurring items related to the tax provision and in 2001, significant items included a $1.6 million after-tax recovery of interest income on a loan previously charged-off, a $1.0 million after-tax gain on the sale of the Company’s credit card portfolio, and a $1.7 million additional provision for loan losses charged to expense, after-tax.

“Amidst a challenging economic environment, the Company’s solid results are a pleasure to report,” noted Mr. James W. Lokey, President and Chief Executive Officer.  “We are especially encouraged that in spite of the narrowing of margins and the sluggishness of loan growth, fourth quarter results were buoyed by continued core deposit growth and a robust mortgage banking operation.  Moreover, our continuing emphasis on cost control has resulted in a reduction in non interest expense to 3.75% of average assets in 2002, down from 4.12% in the prior year.”

Credit quality at the Bank remains strong.  Non-performing asset levels totaled $16.8 million off a low base of $3.7 million one year earlier.  The level of non-performing assets as a percent of total assets was 0.9% compared to the 0.2% level of one year ago.  The level of non-performing assets is centered primarily in two real estate secured loans (total $14.4 million) for which Management anticipates the collateral supports full recovery of the loans.  The ratio of the Company’s allowances for losses to non-performing loans was 114% compared to 562% one year earlier.  On a quarterly basis, management performs an analysis of the adequacy of the allowance for loan losses.  The results of this analysis for the quarter ended December 31, 2002 determined that the allowance was adequate to cover losses inherent in the portfolio and therefore no additional provision for loan losses was recorded in the quarter.

Direct comparability of 2002 results with 2001 is complicated by the Company’s acquisition of Americorp (parent of the former American Commercial Bank in Ventura) on September 28, 2001.  2001 results reflect just three months of the acquisition compared to a full 12 months in 2002.  Goodwill created as a result of the merger amounted to $32.2 million and 2.5 million shares were issued in connection with the acquisition.  Coupled with a lower interest rate environment, these factors are the major reasons why certain financial ratios, such as return on assets and return on equity, are somewhat lower in 2002 compared to 2001.  The accompanying data page displays certain significant financial ratios and other key data.

Total assets of the Company were up 4.4% from $1.854 billion one year earlier to $1.935 billion at December 31, 2002.  This growth was fueled primarily by an increase in deposits of 3.7% to $1.653 billion, up from $1.584 billion one year earlier.  The growth in deposits was centered in core deposits.  While Time Deposits decreased from $447.6 million one year earlier to $399.6 million at period end, all other categories of Demand, NOW, Money Market and Savings increased to $1.253 billion from $1.137 billion one year earlier.  In an ongoing effort to improve earnings, the Company continues to focus its attention on attracting lower cost core deposits and has consciously chosen not to pay higher rates on certain more expensive Time Deposits.  Loan activity over the last year has been slow with loans declining by $39 million from $1.150 billion to $1.111 billion at period-end.

During 2002, the Company has continued its stock repurchase program, repurchasing a total of 477,264 shares with 162,206 of those occurring during the fourth quarter.  In 2001, the Company repurchased 454,126 shares with 140,570 of those occurring during the fourth quarter.  Additionally, dividends declared during 2002 totaled $0.41 per share, up from $0.37 declared during 2001.

For over 40 years, Mid-State Bank has provided its customers with a friendly, home-based, community oriented bank.  With assets of $1.9 billion and 39 office locations, Mid-State Bank & Trust serves over 100,000 Central Coast households and employs some 800 San Luis Obispo, Santa Barbara, and Ventura County residents.  Mid-State Bank & Trust . . . Partners in Your Community Since 1961.

This Press Release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act.  All of the statements contained in the Press Release, other than statements of historical fact, should be considered forward-looking statements, including, but not limited to, those concerning (i) the Company’s strategies, objectives and plans for expansion of its operations, products and services, and growth of its portfolio of loans, investments and deposits, (ii) the Company’s beliefs and expectations regarding actions that may be taken by regulatory authorities having oversight of the operation, (iii) the Company’s beliefs as to the adequacy of its existing and anticipated allowances for loan and real estate losses and (iv) the Company’s beliefs and expectations concerning future operating results.  Although the Company believes the expectations reflected in those forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct.  All subsequent written and oral forward-looking statements by or attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this qualification.  Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not intended to give any assurance as to future results.  The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Please See Pertinent Financial Data Attached.

#     #     #

Consolidated Financial Data – Mid–State Bancshares

	Quarter Ended		Year–to–Date
(in thousands, except per share data)	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001
Interest Income (not taxable equivalent)	$27,107	$29,356	$109,332	$114,002
Interest Expense	3,404	5,964	16,381	26,480
Net Interest Income	23,703	23,392	92,951	87,522
Provision for Loan Losses	–	300	600	4,100
Net Interest Income after provision for loan losses	23,703	23,092	92,351	83,422
Non–interest income	6,419	7,475	24,321	23,254
Non–interest expense	17,441	16,848	70,925	64,744
Income before income taxes	12,681	13,719	45,747	41,932
Provision for income taxes	3,966	5,236	15,892	14,530
Net Income	$8,715	$8,483	$29,855	$27,402

	Quarter Ended		Year-to-Date
(in thousands, except per share data)	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001
Per share:
Net Income - basic	$0.37	$0.35	$1.25	$1.22
Net Income - diluted	$0.35	$0.34	$1.20	$1.18
Weighted average shares used in Basic E.P.S. calculation	23,773	24,108	23,962	22,452
Weighted average shares used in Diluted E.P.S. calculation	24,769	24,908	24,837	23,252
Cash dividends	$0.11	$0.10	$0.41	$0.37
Book value at period–end			$10.72	$9.74
Tangible Book value at period–end			$8.94	$7.96
Ending Shares			23,697	24,089

Financial Ratios
Return on assets	1.79%	1.80%	1.58%	1.75%
Return on tangible assets	1.83%	1.84%	1.61%	1.76%
Return on equity	13.72%	14.81%	12.22%	13.98%
Return on tangible equity	16.48%	18.20%	14.79%	14.90%
Net interest margin (not taxable equivalent)	5.36%	5.51%	5.41%	6.06%
Net interest margin (taxable equivalent yield)	5.73%	5.77%	5.74%	6.36%
Net loan losses to avg. loans	0.61%	0.68%	0.19%	0.20%
Efficiency ratio	57.9%	54.6%	60.5%	58.4%

Period Averages
Total Assets	$1,935,767	$1,866,478	$1,892,137	$1,570,098
Total Tangible Assets	1,893,659	1,824,168	1,849,767	1,557,995
Total Loans & Leases	1,098,947	1,154,284	1,109,245	999,501
Total Earning Assets	1,755,655	1,684,246	1,718,280	1,444,631
Total Deposits	1,661,588	1,583,958	1,623,510	1,351,256
Common Equity	251,922	227,250	244,295	195,955
Common Tangible Equity	209,814	184,940	201,925	183,852

Balance Sheet–At Period–End
Cash and due from banks			$128,036	$102,970
Investments and Fed Funds Sold			625,483	524,345
Loans held for sale			22,560	13,604
Loans, net of deferred fees, before allowance for loan losses			1,087,551	1,136,108
Allowance for Loan Losses			(17,370)	(19,073)
Goodwill and Other Intangibles			42,264	42,742
Other assets			46,216	52,968
Total Assets			$1,934,740	$1,853,664

Non–interest bearing deposits			$390,212	$367,370
Interest bearing deposits			1,262,735	1,216,796
Other borrowings			10,973	17,714
Allowance for losses – unfunded commitments			1,771	1,586
Other liabilities			14,914	15,647
Shareholders' equity			254,135	234,551
Total Liabilities and Shareholders' equity			$1,934,740	$1,853,664

Asset Quality & Capital –At Period–End
Non–accrual loans			$16,748	$2,986
Loans past due 90 days or more			4	690
Other real estate owned			–	–
Total non–performing assets			$16,752	$3,676

Loan loss allowance to loans, gross (1)			1.8%	1.8%
Non–accrual loans to total loans, gross			1.5%	0.3%
Non–performing assets to total assets			0.9%	0.2%
Allowance for loan losses to non–performing loans (1)			114.3%	562.0%

Equity to average assets (leverage ratio)			10.6%	10.2%
Tier One capital to risk–adjusted assets			14.7%	13.8%
Total capital to risk–adjusted assets			16.0%	15.0%

(1) Includes allowance for loan losses and allowance for losses – unfunded commitments